November 28, 2006

(212) 838-8040

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Mail Stop 4561

WASHINGTON, D.C. 20549

Attn: Timothy A. Geishecker

Re:	Empire Financial Holding Company

Amendment Number One to Registration Statement

Filed on October 25, 2006

File Number 333-136822

Form 1O-KSB for December 31, 2004 and December 31, 2005

File Number 001-31292

Form 10-QSB for the quarters ending

June 30, 2005 and 2006 and September 30, 2006

Dear Sirs and Mesdames:

Form S-3

General

1.

We note your response to comment number 1. Please revise with a brief analysis with respect to the securities laws as to state why you believe that you do not need to register the options or the common shares underlying them.

The options referred to in the filing, and the shares of common stock underlying them were all issued in transactions exempt from registration under the exemptions provided by Sections 4 (1 ½), 4(2) or 4(6) of the Act, or Regulation D, and all bore appropriate Securities Act legends and provided that upon exercise the underlying shares would be similarly legended.

Specifically:

•

The 30-day option assignments from a third party, referred to on the front cover of the prospectus, third paragraph, were a portion of the option referred to on page 3, “Change of Control,” bullet point 3. That option, and the shares of common stock underlying it, were originally issued in separate transactions, both exempt from registration. The option (the “Gagne Option”) was granted by a trust controlled by a former executive officer of the Company, Kevin M. Gagne, in May 2005, to EFH Partners, LLC, an affiliate of the Company, pursuant to a Stock Purchase and Option Agreement made as of March 8, 2005 between EFH Partners, LLC, the controlled trust and Mr. Gagne. The option gives the optionee the right to purchase 1,050,000 shares of the Company’s common stock owned by the controlled trust, at various prices ranging from $1.25 to $2.25 per share. The controlled trust had acquired the underlying shares of the Company’s common stock (which contained an appropriate restrictive legend) in a private transaction more than one year earlier. The Gagne Option was attached as Exhibit D to EFH Partners’ Schedule 13D filed on May 23, 2005. It contained appropriate investment representations by EFH Partners, and gave the Company the right to place restrictive legends on any certificates for shares issuable upon exercise of the option. In April 2006 EFH Partners exercised the option with respect to 490,500 of the shares at $1.25 per share, and transferred those shares, with an appropriate restrictive legend, in a private transaction exempt from registration, to certain third party accredited investors that had contributed the exercise price pursuant to stock purchase agreements containing appropriate investment representations, executed during December and January, 2005-2006.

•

The 1,666,666 options referred to on page 3 of the prospectus, bullet points 2 and 4, were granted by the Company to EFH Partners, LLC in an exempt transaction in May, 2005 pursuant to a Stock Purchase and Option agreement made as of March 8, 2005, containing appropriate investment representations and an agreement by the Company to place a restrictive legend on any shares of common stock issued pursuant to the option. When EFH Partners exercised the options, in June of 2005, it received a legended certificate for the underlying shares.

•

The Company has also issued and outstanding certain options to purchase shares of common stock, pursuant to its 2000 Incentive Compensation Plan. These options are referred to generally in the risk factors of the S-3 registration statement. The Company filed a registration statement on Form S-8 in September, 2003 with respect to shares reserved for grant of options pursuant to the plan.

2.	We note your response to comment number 5, however, we do not see your description of the warrants and preferred stock. Please revise or direct us to where you have included your description.

Our response to comment no. 5 “We have provided a description of the warrants and preferred stock” was misleading. We do not believe that a description of the warrants and preferred stock pursuant to Item 202 is required, for the following reasons:

We registered the warrants and preferred stock (which are exercisable or convertible within one year of sale) in our Amendment no. 1 to the S-3 registration statement, in accordance with our response to comment no. 1 of your comment letter dated September 19, 2006. However, as detailed in our response to comment no. 1, we have not included the preferred stock and warrants in the securities being offered to the public by the prospectus. None of the preferred stock or warrants are now being offered for sale by the company or for resale by the selling stockholders. According to the transaction requirement, I.B.3 of Form S-3 we may not use Form S-3 for the secondary offering of these securities since no securities of the same class (i.e. equivalent preferred stock or warrants) are listed on a national securities exchange. All the preferred stock and warrants were sold previously by the company to accredited investors in completed exempt private transactions, as detailed in our response to comment no. 1. In addition, since the initial filing of the S-3 registration statement, holders of some of the preferred stock have converted it to common stock. Item 202 requires a description of securities “if the small business issuer is offering” them. Since the company has long since completed the sale of these securities, and the selling stockholders are not offering the preferred stock or warrants, we do not believe a description of those securities is appropriate in the prospectus.

Form 1O-KSB for Amendment Number One for the Fiscal Year Ended on December 31, 2005 and riled on May 2. 2006

3.	We note your response to comment number 29. Please indicate where or in which document you have provided the revision.

Our response to comment number 29 should have stated “The report will be revised in accordance with Item 701 of Regulation S-B...”(emphasis added). As with other revisions to periodic reports to be made in accordance with SEC comments, we intend to file a further amended Form 10-KSB after completion of the SEC review process.

Form: 10-KSB for Fiscal Year Ended December 3l, 2004

4.

Please refer to prior comment 25 regarding shares and warrants issued to employees. We believe APB 25 requires you to evaluate the fair value of stock based instruments in determining whether compensation expense has been incurred. In your response you indicate that the allocation of the shares and warrants was based upon the market prices of your stock; however, your previous response appears to indicate that a value of $ 1.00 per share was assigned to the shares, when the quoted value at the date of the agreement was $1.20. Please revise to disclose how you have accounted for the value of the shares and warrants in excess of the $1.00 per share paid for the share/warrant units.

The prior comment 25 does not relate to stock compensation awards to employees. It only relates to warrants that were issued to the purchasers of stock as an inducement for them to buy the stock.

Form l0-QSB for Fiscal Quarter Ended June 30, 2005

Note 5: Equity and Stock Option Transaction, page 8

5.

Please refer to prior comment 26. Your response indicates that option grants are required to be at the fair market value of your shares. Accordingly, the grant in question appears to be at an exercise price below the market value and appears to violate the terms of your 2000 Stock Option Plan. Please revise to disclose how you considered the terms of the Plan in evaluating the legality of this grant.

The Company’s Stock Option Plan per paragraph 10 provides that “.... Fair market value of a share shall be determined by the Administrator”. During 2003 which was the time period of the option grant date, the Company’s stock was thinly traded. Therefore, the Administrator used a volume weighted average price to determine the fair market value of the Company’s common stock. The options were granted at that determined fair market value.

Form 10-KSB for Fiscal Year Ended December 31, 2005 and Filed on May 2, 2006

Stock Transactions, page 19

6.	Please refer to prior comment 32. Please provide us drafts of your intended revised disclosure in response to this comment.

The preferred stock Series B, D and E have subsequently been converted to common stock by the respective stock holders. Therefore, the only remaining convertible stock issues are preferred stock Series C and F. We will add the following disclosure beginning in our next registration statement.

The commitment date for the preferred stock Series C was March 8, 2005. The Company’s quoted open market common stock price on that date was $0.72. The commitment dates for the preferred stock Series F began on March 1, 2006 and ended on May 31, 2006. The Company’s quoted open market common stock prices during those dates ranged from $3.21 to $3.70.

Form 10-KSB for Fiscal Year Ended December 31, 2005 and Filed on August 18, 2006

Report of Independent Registered Public Accounting Firm, page F-3

7.

Please refer to prior comment 41. We believe that your modification of the 2004 opinion represents an “updatcd” report, not a reissued report. AU Section 341 discusses specific audit procedures which would be necessary in order for a practitioner to be able to remove the going concern language. As such, we believe the performance of these audit procedures and the removal of the going concern language would warrant the dual dating-of the 2004 audit opinion. Please request that your independent auditor revise the 2004 audit opinion accordingly.

The independent auditor has now advised that he wishes to use his original opinion (including the going concern language) with limited changes to accommodate the different financial statements contained in the 2005 Form 10-KSB (e.g. it did not contain financial statements for 2003). The revised original opinion is attached to this letter as Exhibit 1.

Consolidated Statement of Cash Flows, page F-6

8.

Please refer to prior comment 43. The change made to your cash flows from operations appears to be material and warrants the disclosures required by APB 20 for a restatement. Please revise your financial statements accordingly or provide us your analysis under SAB 99 detailing why you believe this error does not constitute a material difference warranting restatement disclosures.

SAB 99 states “A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. ... The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. ... a fact is material if there is a substantial likelihood that the ... fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

The reclassification of the cash overdraft changed (1) cash used by operating activities from $1.4 million to $1.3 million; (2) and cash provided by financing activities from $3.3 million to $3.1 million. We do not believe these changes meet the criteria of SAB 99 as a material change or that such changes would have been viewed by a reasonable investor as having significantly altered the total mix of information made available.

9.

Please refer to prior comment 45. Your current presentation on the statement of cash flows reflects a cash outflow labeled “proceeds from the sale of online trading discount business” which is actually the gain from the sale. The line item and the presentation as a cash outflow are not consistent. In order to make the cash outflow consistent with the line item, we believe it would be more appropriate to label this line item as a gain. Please revise your financial statements accordingly.

The $452,000 is the proceeds from the sale of the customer list discussed in # 10 below. To use the term gain implies there were assets and/or liabilities included in the transaction which had a historical cost and accounting basis. There were no assets or liabilities involved in the transaction. Also see our response to #10 below. We will amend our report in accordance with Exhibit 2.

Note 1: Nature of Business, page F-10

10.

Please refer to prior comments 44 to 46. While the operations prior to disposition may not have been material, the gain from the disposition of the online discount trading business represents 131% of your pretax net income. Please revise to present this gain and the associated revenues and expenses as discontinued operations consistent with the requirements of SFAS 144.

SFAS 144 paragraph states “... a component of an entity comprises operations that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” The transaction in question was simply a sale of a customer list. These customers were “house” clients of the Company and clients of several independent brokers of the Company. The customers could either ask the Company to implement a trade or implement the trade themselves online at a deep discount. Different customers used a mix of the alternatives. When the Company chose to stop offering the online alternative to the customers, those customers were offered the choice to continue with a current broker or switch to a new broker which the Company had agreed to sell the switching customer list to. No other assets or liabilities were involved in the transaction. The customers who elected to switch brokers did not comprise operations that were clearly distinguished, operationally or for financial reporting purposes, from the rest of the entity. Therefore, we do not believe this transaction meets the criteria of SFAS 144 to report it as discontinued operations. The $452,000 is the proceeds from the sale of the customer list discussed in # 9 above.

We will amend our report in accordance with Exhibit 3.

Note 5: Notes Receivable, page F-l7

11.	Please refer to prior comment 50. Please revise to specifically disclose how you have evaluated the collectibility of the New York and Boca Raton notes.

We will amend out report as follows:

New York and Boca Raton notes:

These notes carry a 10% interest rate and are due on demand from employees. We plan to collect these Notes in 2007. We evaluated the collectibility of these employee notes by comparing the balance of each note to the respective employee’s historical earnings and ability to repay the loans.

Note 10: Equity, page F-20

12.

Please refer to prior comment 51. In order for us to better understand your accounting treatment of the issuances of shares and warrants, please revise to specifically disclose for all of your equity transactions, the following information:

•	If the transaction was with an insider or if it was with an unrelated third party;
•	The date of the transaction; and
•	The trading price of the shares on the date of the transaction.

We will add to our report the additional requested information below.

▪

The Company cancelled 200,000 shares of common stock and issued warrants to purchase 50,000 shares of our common stock, at $1.65 per share, as a result of cancellation of an agreement previously executed in 2004. The cancellation of the 200,000 shares of common stock was recorded as a $2,000 debit to common stock and a $56,409 debit to paid-in capital for the stock, and a credit to paid-in capital. The 50,000 warrants were valued at $58,409, which is the computed value of the 50,000 warrants using the Black-Scholes method.

The transaction was with an unrelated third party. The date of the transaction was June 30, 2005. The trading price of the Company’s common stock on the date of the transaction was $1.65 per share.

▪

Sold 100,000 shares of common stock at $1.00 per share and warrants to purchase 60,000 shares at $2.00 for $100,000; sold 150,000 shares of common stock at $1.00 per share and warrants to purchase 60,000 shares at $1.50 per share for $150,000; and sold 151,515 shares of common stock at $1.65 for $250,000.

The warrants for the first transaction were valued at $78,902 using the Black-Scholes method. The transaction was recorded by crediting paid in capital for the $78,902 value of the warrants, crediting common stock for its $1,000 par was value, and crediting paid in capital for $20,098, to account for the $100,000 proceeds.

The transaction was with an unrelated third party. The date of the transaction was May 20, 2005. The trading price of the Company’s common stock on the date of the transaction was $1.25 per share.

▪

The warrants for the second transaction were valued at $47,341 using the Black-Scholes method. The transaction was recorded by crediting paid in capital for the $47,341 value of the warrants, crediting common stock for its $1,500 par value, and crediting paid in capital for $101,159, to account for the $150,000 proceeds.

The transaction was with a related third party. The date of the transaction was May 20, 2005. The trading price of the Company’s common stock on the date of the transaction was $1.25 per share.

▪

The warrants for the third transaction were valued at $192,117 using the Black-Scholes method. The transaction was recorded by and crediting paid in capital for the $192,117 value of the warrants, crediting common stock for its $2,500 par was value, and crediting paid in capital for $55,383, to account for the $250,000 proceeds.

The transaction was with an unrelated third party. The date of the transaction was June 29, 2005. The trading price of the Company’s common stock on the date of the transaction was $1.46 per share.

▪

Sold 20,000 shares of common stock at $2.50 per share, five year warrants to purchase 12,500 shares of our common stock at $3.73 and a thirty day option assignment from a stockholder to purchase 12,500 shares of stock at $1.25 per share from a former officer for $50,000.

The transaction was with an unrelated third party. The date of the transaction was November 30, 2005. The trading price of the Company’s common stock on the date of the transaction was $3.11 per share.

▪

The warrants for this transaction were valued at $26,694 and the third-party options were valued at $12,498. Both were valued using the Black-Scholes method and those amounts were credited to paid in capital. Common stock was credited for its $200 par value, and paid in capital was credited for $10,608, to account for the $50,000 proceeds.

▪

Sold 100,000 shares of common stock, five year warrants to purchase 62,500 shares of our common stock at $3.73 and a thirty day option assignment to purchase 62,500 shares of stock at $1.25 per share for $250,000.

The transaction was with a related third party. The date of the transaction was November 30, 2005. The trading price of the Company’s common stock on the date of the transaction was $3.11 per share.

▪

The warrants for this transaction were valued at $133,469 and the third-party options were valued at $62,498. Both were valued using the Black-Scholes method and those amounts were credited to paid in capital. Common stock was credited for its $1,000 par value, and paid in capital was credited for $53,033, to account for the $250,000 proceeds.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Note 2: Stock Based Compensation, page 7

13.

Please refer to prior comment 56. Based upon your response, we are not in a position to conclude whether or not your methodology for estimating the expected volatility is appropriate; however, we would expect management to be able to assert that it has considered the guidance for estimating expected volatility outlined in paragraphs A31 to A34 of SFAS 123(R). If true, pleases revise your filing to disclose your consideration of the factors noted in the above referenced paragraphs. If you applied a methodology different from the methodology described in SFAS 123(R), please revise to use a corrected methodology or to disclose how you believe your methodology for estimating the expected volatility is appropriate and is consistent with the accounting principles generally accepted in the United States.

We will amend our report to include the additional disclosure:

Principal assumptions used in applying the Black-Scholes model for the three and six months ending June 30, 2006 are outlined below. In selecting these assumptions, we considered the guidance for estimating expected volatility as set forth in SFAS No. 123(R). Volatility is a measure of the amount by which the Company’s common stock price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility).

Risk free interest rate:	4.5%
Expected life:	5 – 10 years
Expected volatility	58%

14.

Please refer to prior comment 57. Your response has not addressed your basis for the classification of the fair value of the equity grant as contra equity at the grant date. As previously requested, please tell us the specific paragraphs of SFAS 123(R) you have relied upon for your basis of accounting.

Our treatment as contra equity was in error. As stated in our previous response we will change the presentation to eliminate the contra equity treatment.

Form 10-QSB for September 30, 2006...Exhibits 31.1 and 31.2

15.

We reviewed your response to comment number 40, however, we note that you exclude subparagraph 4(b) and other language. Please refer to Item 601(b)(31) at http://www.sec.gov/about/forms/regs-b.pdf for the appropriate language.

We have omitted the amended portion of the introductory language in paragraph 4 of the certification, as well as paragraph 4(b) because the company is not an accelerated filer and in accordance with Securities Act Release no. 33-8618 (September, 2005) the company may continue to omit this language during the extended compliance period for non-accelerated filers. Under Release no. 33-8618, a non-accelerated filer must begin to comply with the requirements concerning financial controls for its first fiscal year ending on or after July 15, 2007. The company’s fiscal year ends on December 31 of each year. Thus, the company is not required to include the language in its report on Form 10-QSB for September 30, 2006.

Very truly yours,

/s/Stephen A. Zelnick

Stephen A. Zelnick

EXHIBIT 1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Empire Financial Holding Company and Subsidiaries

We have audited the accompanying consolidated statements of operations, shareholders' deficit, and cash flows for the year ended December 31, 2004 of
Empire Financial Holding Company and subsidiaries. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company had substantial losses from operations during 2004 and 2003, and had a stockholders' deficit of $1,897,607 as of December 31, 2004. Also, the Company is subject to pending federal and state investigations relating to the Company's involvement in trading in mutual fund shares by its customers. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        Sweeney, Gates & Co.

Ft. Lauderdale, Florida
March 11, 2005

EXHIBIT 2

                           EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                         TWELVE MONTHS   TWELVE MONTHS
                                                                             ENDED           ENDED
                                                                          December 31,    December 31,
                                                                              2005            2004
                                                                         -------------   -------------
Cash flows from operating activities
  Net income (loss) ..................................................    $ 2,462,481     $(1,571,570)

  Adjustments to reconcile net income (loss) to net cash
   provided from operating activities
    Depreciation and amortization ....................................         77,443          30,061
    Amortization of customer lists ...................................              -         145,393
    Amortization of deferred compensation ............................         63,683          70,145
    Provision for income tax benefits ................................     (2,117,000)              -
    Proceeds from of sale of online trading discount business ........       (452,000)              -
    Reversal of non-cash charge for stock ............................       (240,000)              -
    Unrealized loss on securities ....................................        460,543               -
    Non-cash compensation expense ....................................         88,480         305,001
  (Increase) decrease in operating assets:
    Commissions and other receivables from clearing organizations ....      1,597,305      (1,511,842)
    Deposits at clearing organizations ...............................       (768,916)       (100,304)
    Trading account securities, net ..................................     (1,135,894)        789,832
    Prepaid expenses and other assets ................................       (294,488)         81,019
    Cash in escrow ...................................................       (350,000)              -
  Increase (decrease) in operating liabilities:
    Accrued expenses and other liabilities ...........................       (669,833)      1,075,605
                                                                          -----------     -----------

      Total adjustments ..............................................     (3,740,677)        884,910
                                                                          -----------     -----------

      Cash used by operating activities ..............................     (1,278,196)       (686,660)

Cash flows from investing activities
  Purchases of furniture and equipment ...............................       (162,179)       (151,256)
  Issuances of notes receivable ......................................     (1,806,701)              -
  Proceeds from sale of customer list ................................        452,000               -
  Payments on notes receivable .......................................         15,133               -
                                                                          -----------     -----------

    Total cash used by investing activities ..........................     (1,501,747)       (151,256)
                                                                          -----------     -----------

Cash flows from financing activities
  Payments on notes payable ..........................................     (1,721,528)       (177,778)
  Proceeds from issuance of notes payable ............................      1,825,000         372,089
  Proceeds from line of credit .......................................        350,000               -
  Proceeds from sale of securities ...................................      2,350,000          25,000
  Proceeds from sale of warrants .....................................              -         125,000
  Proceeds from sale of options ......................................        750,000               -
  Fees paid for sale of stock ........................................       (342,609)              -
  Stock subscriptions receivable .....................................         50,000               -
  Cash overdraft .....................................................       (144,202)        144,202
                                                                          -----------     -----------

    Total cash provided by financing activities ......................      3,116,661         488,513
                                                                          -----------     -----------

  Net increase (decrease) in cash and cash equivalents ...............        336,719        (349,403)

  Cash and cash equivalents at beginning of period ...................         43,880         393,283
                                                                          -----------     -----------

  Cash and cash equivalents at end of period .........................    $   380,599     $    43,880
                                                                          ===========     ===========
                                                                                  (continued)
                   See accompanying notes to the consolidated financial statements.

                                                  F-6

EXHIBIT 3

                           EMPIRE FINANCIAL HOLDING COMPANY AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENT OF OPERATIONS
                                           December 31, 2005

                                                                         TWELVE MONTHS   TWELVE MONTHS
                                                                             ENDED           ENDED
                                                                          December 31,    December 31,
                                                                             2005             2004
                                                                         -------------   -------------

Revenues
  Commissions and fees ................................................  $ 16,374,914    $ 16,154,705
  Equity market making trading revenues, net ..........................     5,451,815       5,063,633
  Investment banking income ...........................................       266,410               -
  Other ...............................................................       392,593         207,445
                                                                         ------------    ------------

                                                                           22,485,731      21,425,783
                                                                         ============    ============

Expenses
  Employee compensation and benefits ..................................     4,789,976       4,667,564
  Clearing and execution costs ........................................    15,070,113      14,505,969
  General and administrative ..........................................     2,287,449       3,438,657
  Communications and data processing ..................................       225,844         454,965
                                                                         ------------    ------------

                                                                           22,373,382      23,067,155
                                                                         ------------    ------------

Income from operations ................................................       112,349      (1,641,372)
                                                                         ------------    ------------

Other income (expenses)
  Income from sale of customer list ...................................       452,000               -
  Interest income .....................................................       210,386         170,327
  Provision for SEC settlement ........................................      (275,000)              -
  Interest expense ....................................................      (154,254)       (100,525)
                                                                         ------------    ------------

                                                                              233,132          69,802
                                                                         ------------    ------------

Income before income taxes ............................................       345,481      (1,571,570)
Income tax benefit ....................................................     2,117,000               -
                                                                         ------------    ------------
Net income ............................................................     2,462,481      (1,571,570)

Accrued preferred stock dividends .....................................      (167,512)        (28,125)
                                                                         ------------    ------------

Net income (loss) applicable to common shareholders ...................  $  2,294,969    $ (1,599,695)
                                                                         ============    ============

Basic and diluted earnings per share applicable to common stockholders:

  Earnings (loss) per share-basic and diluted .........................  $       0.44    $      (0.50)
                                                                         ============    ============
  Earnings (loss) per share diluted ...................................  $       0.38    $      (0.50)
                                                                         ============    ============

Weighted average shares outstanding:
  Basic ...............................................................     5,160,133       3,221,753
                                                                         ============    ============
  Diluted .............................................................     6,084,538       3,221,753
                                                                         ============    ============

                   See accompanying notes to the consolidated financial statements.

                                                  F-5